SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2015

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

América Móvil’s third quarter of
2015 financial and operating report

Mexico City, October 19, 2015 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the third quarter of 2015.

We ended September with 368.2 million access lines, 1.0% more than a year before. This figure includes 288.4 million wireless subscribers, 34.9 million landlines, 23.4 million broadband accesses and 21.6 million PayTV units.

Our wireless postpaid base was up 5.1% year-on-year to 61.5 million subscribers. Postpaid net additions were 836 thousand, the majority came from Mexico, Brazil and our European operations.

Third quarter revenues were up 1.2% from the prior year to 223.6 billion pesos, bringing the total through September to 663.6 billion pesos. Year to date, EBITDA totaled 203 billion pesos, 5.5% less than a year before in Mexican peso terms.

After depreciation and amortization charges that were equivalent to 16% of service revenues—4.9% higher than in the prior year—we obtained an operating profit of 35.2 billion pesos, which was down 17.5% in Mexican peso terms.

Our comprehensive financing costs grew to 38.9 billion pesos, mostly reflecting the sharp depreciation that took place in the quarter of the Mexican peso and the Brazilian real relative to the U.S. dollar. Net interest expenses came down by 2.4% year on year and by 10.1% year to date.

Our net debt increased by 61.3 billion pesos since December allowing for the reclassification of our stake in KPN from a long term investment valued at cost to an available for sale asset valued at market prices. Our net debt represented 1.8 times LTM EBITDA. It must be noted that upon the spin-off of Telesites our net debt is to be reduced by 21 billion pesos.

Through September we funded capital expenditures in the amount of 105.7 billion pesos and shareholder distributions totaling 59.5 billion pesos, including both dividends and share buybacks.

América Móvil Fundamentals (IFRS)
	3Q15	3Q14
EPS (Mex$) (1)	-0.04	0.18
Earning per ADR (US$) (2)	-0.05	0.28
Net Income (millions of Mex$)	-2,884	12,619
Average Shares Outstanding (billion) (3)	66.45	69.10
(1) Net Income / Average Shares outstanding (2) 20 shares per ADR (3) All figures in the table reflect retroactively the 2:1 split that became effective on June 29th, 2011

Relevant Events

On August 25th, our subsidiary Telmex, was notified of the initial phase of certain proceedings initiated by the Federal Telecommunications Institute (“IFT”), to determine alleged violations to its concession and the must-offer rules. The proceedings initiated by the IFT are related to the commercial agreements Telmex has with Dish México and to the internet content provider known as “Uno TV”. Telmex has provided response to the IFT disputing the alleged violations. AMX strongly believes that Telmex is in full compliance with the terms of its concessions.

We issued a mandatory exchangeable bond in the amount of 750 million euros on September 9th. The transaction has a 3 year tenor and carries a coupon of 5.5%.  Upon maturity the bond will be exchanged for KPN shares at a price of 3.34 euros per share. America Movil will get the full benefit of any price increase up to 27.5% of the above-mentioned price (4.26 euros per share).

Access Lines

We ended September with 368.2 million access lines, 1.0% more than a year before. This figure includes 288.4 million wireless subscribers, 34.9 million landlines, 23.4 million broadband accesses and 21.6 million PayTV units.

We registered net disconnections of 401 thousand wireless subscribers in the third quarter resulting in a 0.4% decline of our subscriber base relative to 2014. Our fixed RGUs have increased 1.8% driven by the growth of broadband accesses, which expanded 3.6% relative to December of last year.

Brazil and Mexico make up almost 55% of the total base; the former reached 107.1 million access lines while the latter had 94.7 million access lines at the end of September.

América Móvil’s Subsidiaries as of September 2015
Country	Brand	Business	Equity Participation	Consolidation Method
Mexico	Telcel	wireless	100.0%	Global Consolidation Method
	Telmex	wireline	98.7%	Global Consolidation Method
	Sección Amarilla (1)	other	98.4%	Global Consolidation Method
	Telvista	other	89.4%	Global Consolidation Method
Argentina	Claro	wireless	100.0%	Global Consolidation Method
	Telmex	wireline	99.7%	Global Consolidation Method
Brazil	Claro	wireless/wireline	96.1%	Global Consolidation Method
Chile	Claro	wireless	100.0%	Global Consolidation Method
	Telmex(1)	wireline	100.0%	Global Consolidation Method
Colombia	Claro	wireless	99.4%	Global Consolidation Method
	Telmex	wireline	99.3%	Global Consolidation Method
Costa Rica	Claro	wireless	100.0%	Global Consolidation Method
Dominicana	Claro	wireless/wireline	100.0%	Global Consolidation Method
Ecuador	Claro	wireless	100.0%	Global Consolidation Method
	Telmex(1)	wireline	98.4%	Global Consolidation Method
El Salvador	Claro	wireless/wireline	95.8%	Global Consolidation Method
Guatemala	Claro	wireless/wireline	99.3%	Global Consolidation Method
Honduras	Claro	wireless/wireline	100.0%	Global Consolidation Method
Nicaragua	Claro	wireless/wireline	99.6%	Global Consolidation Method
Panama	Claro	wireless/wireline	100.0%	Global Consolidation Method
Paraguay	Claro	wireless/wireline	100.0%	Global Consolidation Method
Peru	Claro	wireless/wireline	100.0%	Global Consolidation Method
Puerto Rico	Claro	wireless/wireline	100.0%	Global Consolidation Method
Uruguay	Claro	wireless/wireline	100.0%	Global Consolidation Method
USA	Tracfone	wireless	98.2%	Global Consolidation Method
Netherlands	KPN	wireless/wireline	21.1%	None (2)
Austria	Telekom Austria	wireless/wireline	59.7%	Global Consolidation Method
(1) Equity Participation of Telmex Internacional of which América Móvil owns 97.82%. (2) Since May, it is deemed to be available for sale, there is no proportional consolidation.

Wireless Subscribers

We finished September with 288.4 million subscribers after net disconnections of 401 thousand clients in the quarter, having disconnected 849 thousand prepaid subscribers in Brazil—partly as a result of the economic downturn—, 650 thousand in Ecuador and 439 thousand in Colombia that were not generating traffic. Net additions came in at 399 thousand in Central America, 361 thousand in Mexico, 413 thousand in Argentina and 147 thousand in Chile.

Our wireless postpaid base was up 5.1% year-on-year to 61.5 million subscribers. Postpaid net additions were 836 thousand—17.9% more than a year before— of which 344 thousand came from Mexico and 181 thousand from Brazil.

Chile was our fastest growing operation in relative terms with an 8.4% annual growth rate followed by Central America, which increased 5.7%, and Mexico with 3.6%.

Wireless Subscribers as of September 2015
	Total(1) (Thousands)
Country	Sep'15	Jun'15	Var.%	Sep'14	Var.%
Argentina, Paraguay and Uruguay	22,075	21,661	1.9%	22,004	0.3%
Austria & CEE	20,192	20,005	0.9%	19,903	1.4%
Brazil	70,353	71,202	-1.2%	69,636	1.0%
Central America*	15,120	14,720	2.7%	14,309	5.7%
Caribbean	5,225	5,193	0.6%	5,018	4.1%
Chile	6,152	6,005	2.5%	5,677	8.4%
Colombia	28,931	29,370	-1.5%	29,291	-1.2%
Ecuador	9,273	9,923	-6.6%	12,280	-24.5%
Mexico	72,994	72,633	0.5%	70,474	3.6%
Peru	12,354	12,370	-0.1%	12,338	0.1%
USA	25,726	25,713	0.1%	25,904	-0.7%
Total Wireless Lines	288,395	288,796	-0.1%	286,834	0.5%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. *Central America includes Panama and Costa Rica in every table.

Fixed Revenue Generating Units

We had 79.8 million RGUs, 2.9% more than in the same period of last year after net additions of 945 thousand net RGUs in the quarter, which include 591 thousand broadband accesses and 262 thousand fixed lines. The fixed broadband base increased 5.4% over the year and the number of fixed lines rose 2.4%.  PayTV was up 1.0% in annual terms after adding 92 thousand new units in the period.

Altogether, our operations in South America posted an annual growth of 4.3%, with Colombia growing 10.2% and Ecuador and Peru rising 11.4% and 12.0% respectively, although from a small base.

Brazil concentrates nearly half of our fixed RGUs, 46%, Mexico accounts for 27%, Colombia 7%, and both Central America and Europe approximately 6%.

Fixed-Line and Other Accesses (RGUs) as of September 2015
	Total (Thousands)
Country	Sep'15	Jun'15	Var.%	Sep'14	Var.%
Argentina, Paraguay and Uruguay	579	581	-0.3%	593	-2.4%
Austria & CEE	4,769	4,509	5.8%	4,369	9.2%
Brazil	36,766	36,516	0.7%	35,564	3.4%
Central America	4,851	4,763	1.9%	4,528	7.1%
Caribbean	2,471	2,431	1.6%	2,317	6.7%
Chile	1,232	1,229	0.3%	1,236	-0.3%
Colombia	5,719	5,583	2.4%	5,188	10.2%
Ecuador	374	368	1.6%	336	11.4%
Mexico	21,709	21,606	0.5%	22,242	-2.4%
Peru	1,343	1,289	4.2%	1,199	12.0%
Total RGUs	79,815	78,875	1.2%	77,572	2.9%
*Fixed Line, Broadband and Television (Cable & DTH)

América Móvil Consolidated Results

The expectation throughout much of the third quarter that the Fed would lift interest rates before the end of September brought about renewed volatility in the capital markets. The fear that such move would lead to more capital flowing back to the U.S. from emerging markets caused a new wave of currency depreciations in the region and partly curtailed the access that emerging markets issuers had to the debt capital markets in the U.S. Signs of renewed economic weakness in China, while dispensing with some of the fears regarding an interest rate increase by the Fed, spooked markets further, particularly when China decided to depreciate slightly its currency.

Against this backdrop, third quarter revenues were up 1.2% from the prior year to 223.6 billion pesos, bringing the total through September to 663.6 billion pesos. At constant exchange rates service revenues were down 0.6% from the year-earlier quarter, a figure that was almost identical to the one observed in the second quarter. Voice revenues—both mobile and fixed—continued to decline in relation to service revenues. Data revenue growth accelerated in the third quarter in relation to the precedent one: it was 10.7% and 7.0% in the mobile and fixed platforms, respectively.

EBITDA amounted to 66.7 billion pesos in the quarter; it was down 8.2% year-on-year in Mexican peso terms, which partly reflects the depreciation of certain currencies, including the Brazilian real and the Colombian peso, in relation to the Mexican peso. Year to date, EBITDA totaled 203 billion pesos, 5.5% less than a year before in Mexican peso terms. Part of the reduction in EBITDA was due to certain extraordinary items in Puerto Rico and Ecuador and the fact that the prior year Austria had booked an extraordinary revenue.

Central America has emerged as the fastest growing region followed by the South American block and has actually increased its rate of growth over the last few quarters in contrast to the experience of South America, that has seen a declining one on account of the economic slowdown and the fall of commodity prices.

América Móvil’s Income Statement (IFRS) Pro-forma* Millions of Mexican pesos
	3Q15	3Q14	Var.%	Jan-Sep 15	Jan-Sep 14	Var.%
Service Revenues	196,593	198,641	-1.0%	584,156	588,234	-0.7%
Equipment Revenues	27,011	22,243	21.4%	79,483	66,294	19.9%
Total Revenues	223,604	220,884	1.2%	663,639	654,528	1.4%
Cost of Service	68,697	67,674	1.5%	202,201	197,746	2.3%
Cost of Equipment	35,567	29,535	20.4%	103,911	93,829	10.7%
Selling, General & Administrative Expenses	50,367	48,247	4.4%	148,440	141,025	5.3%
Others	2,240	2,701	-17.1%	5,773	6,843	-15.6%
Total Costs and Expenses	156,870	148,157	5.9%	460,324	439,444	4.8%
EBITDA	66,734	72,727	-8.2%	203,315	215,084	-5.5%
% of Total Revenues	29.8%	32.9%		30.6%	32.9%
Depreciation & Amortization	31,566	30,100	4.9%	94,087	96,489	-2.5%
EBIT	35,168	42,627	-17.5%	109,228	118,595	-7.9%
% of Total Revenues	15.7%	19.3%		16.5%	18.1%
Net Interest Expense	6,924	7,096	-2.4%	18,864	20,993	-10.1%
Other Financial Expenses	-13,148	-5,766	-128.0%	-20,631	7,179	-387.4%
Foreign Exchange Loss	45,105	8,970	n.m.	75,873	5,771	n.m.
Comprehensive Financing Cost (Income)	38,881	10,300	277.5%	74,105	33,943	118.3%
Income & Deferred Taxes	-1,618	15,167	-110.7%	12,887	37,382	-65.5%
Net Income before Minority Interest and Equity Participation in Results of Affiliates	-2,094	17,160	-112.2%	22,236	47,270	-53.0%
Equity Participation in Results of Affiliates**	-22	-3,484	99.4%	-1,410	-4,347	67.6%
Minority Interest	-768	-1,057	27.4%	-1,434	633	-326.7%
Net Income	-2,884	12,619	-122.9%	19,392	43,555	-55.5%
* All periods include Telekom Austria Group results pro-forma ** Includes KPN n.m. Not meaningful

After depreciation and amortization charges that were equivalent to 16% of service revenues—slightly higher than in the prior year—we obtained an operating profit of 35.2 billion pesos. Our comprehensive financing costs grew to 38.9 billion pesos, mostly reflecting the sharp depreciation that took place in the quarter of the Mexican peso and the Brazilian real relative to the U.S. dollar. Net interest expenses came down by 2.4% year on year and by 10.1% year to date.

Notwithstanding the negative income tax provision in the quarter of 1.6 billion pesos we posted a net loss of 2.9 billion pesos.

The foreign exchange losses incurred have not had an impact on cash flows. They partly originate in intercompany financing positions. In relation to the debt of the company, it is to be said that it has a long term profile with an average life of more than ten years. It poses limited refinancing requirements.

Balance Sheet (in accordance with IFRS) - América Móvil Consolidated Millions of Mexican Pesos
	Sep '15	Dec '14	Var.%		Sep '15	Dec '14	Var%
Current Assets				Current Liabilities
Cash & Securities	71,417	61,584	16.0%	Short Term Debt**	124,041	57,806	114.6%
Other Short Term Investments	53,506	4,890	n.m.	Accounts Payable	239,602	254,000	-5.7%
Accounts Receivable	187,135	168,120	11.3%	Other Current Liabilities	59,496	67,106	-11.3%
Other Current Assets	20,212	17,884	13.0%		423,138	378,912	11.7%
Inventories	34,593	35,930	-3.7%
	366,864	288,408	27.2%
Non Current Assets				Non Current Liabilities
Plant & Equipment	558,722	595,596	-6.2%	Long Term Debt	599,424	545,949	9.8%
Investments in Affiliates	3,796	49,263	-92.3%	Other Liabilities	119,625	118,857	0.6%
					719,049	664,806	8.2%
Deferred Assets
Goodwill (Net)	136,348	140,903	-3.2%
Intangible Assets	100,591	95,009	5.9%	Shareholder's Equity	152,852	234,639	-34.9%
Deferred Assets	128,719	109,177	17.9%

Total Assets	1,295,040	1,278,357	1.3%	Total Liabilities and Equity	1,295,040	1,278,357	1.3%
* Results include Telekom Austria Pro-forma. ** Includes current portion of Long Term Debt. n.m. Not meaningful

Our net debt increased by 61.3 billion pesos since December allowing for the reclassification of our stake in KPN from a long term investment valued at cost to an available for sale asset valued at market prices. Our net debt represented 1.8 times LTM EBITDA. It must be noted that upon the spin-off of Telesites our net debt is to be reduced by 21 billion pesos. At the end of September we had already deducted 14.2 billion pesos from the “other short term investments” line item on account of the sale of KPN shares that took place through the mandatory bond placed in September.

Through September we funded capital expenditures in the amount of 105.7 billion pesos and shareholder distributions totaling 59.5 billion pesos, including both dividends and share buybacks.

Financial Debt of América Móvil* Millions of U.S. dollars equivalent
	Dec-14	Sep-15
Peso - denominated debt	5,783	7,070
Bonds and other securities	5,762	6,024
Banks and others	21	1,046
U.S. Dollar - denominated debt	16,026	14,693
Bonds and other securities	15,727	12,670
Banks and others	299	2,023
Debt denominated in other currencies	18,712	20,413
Bonds and other securities	17,657	19,562
Banks and others	1,055	851
Total Debt**	40,521	42,176

*This chart does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure.

*It includes full face value of the 3 hybrid securities issued by AMX. Rating agencies only consider 50% of the face value of these hybrids as debt.

**Pro-forma for the spin-off of Telesites the total debt would be 40,903 million dollars.

Mexico

Our Mexican operations ended the quarter with 73 million wireless subscribers and 21.7 million fixed-RGUs. We gained 361 thousand new wireless subscribers in the quarter, substantially all of which were postpaid subs, and added 103 thousand RGUs on the fixed-line platform on the back of an 122 thousand increase in the number of broadband accesses. Our postpaid subscriber base was up 10.9% from the year before to 10.9 million subs.

Third quarter revenues from our Mexican operation came in at 68.1 billion pesos. Although service revenues were down 5.7% from the year-earlier quarter, the rate of decline was smaller than in the prior quarter (-7.5%). The acceleration of mobile data revenues was key in the stabilization of Mexico’s service revenues and is being driven by an increase in smartphone penetration. The expansion of data revenues on both the fixed and mobile platforms has brought about a lower share of voice revenues in our service revenues: it stands now at approximately 46%.

EBITDA was down 9.5% to 27.4 billion pesos, with the EBITDA margin falling to 40.3% from 44.8% a year before. We remain focused on cost contention and reduction.

The Mexican telecommunications market has undergone significant change as a consequence of the Telecommunications Reform. A major one has to do with the competitive landscape, with two major international players—AT&T, the largest in the world, and Telefónica, the largest in Iberoamérica—drumming up their investment efforts and presence in the market. There is more intense and effective competition in the Mexican market, as our competitors themselves have asserted.  On this account America Movil should not be in a position to subsidise our competitors by way of asymmetric interconnection rates and other regulatory asymmetries.  In addition it is of the essence that AMX be granted the concession to offer PayTV services to continue to increase competitiveness in the market.

We have upgraded significant parts of our network to the newest technologies, and have continued to expand our 4G LTE footprint and fiber-optic networks throughout the country. We have today more than 213 thousand kilometers of fiber across Mexico. Our fiber-optic network is closer to the home and to the nodes to ensure higher data speeds and a greater variety of services.

We have introduced new commercial plans that address our client’s needs for connectivity.  It is the case, among others, of our our Sin Fronteras plan introduced in July that enables Telcel’s clients to call the US with no long distance fees and to use their mobile phone while in the US as if they were in Mexico, without roaming charges and long distance tariffs. The market has followed our lead and this type of plan is becoming widely used by Mexican consumers.

INCOME STATEMENT (IFRS) - Mexico Millions of MxP
	3Q15	3Q14	Var.%	Jan - Sep 15	Jan - Sep 14	Var.%
Total Revenues	68,138	67,658	0.7%	202,759	205,200	-1.2%
Total Service Revenues	55,344	58,701	-5.7%	166,190	177,581	-6.4%
Wireless Revenues	44,443	42,960	3.5%	132,464	132,181	0.2%
Service Revenues	33,162	34,279	-3.3%	100,426	105,017	-4.4%
Equipment Revenues	11,131	7,472	49.0%	31,720	23,183	36.8%
Fixed Line and Other Revenues	25,369	26,579	-4.6%	75,028	79,090	-5.1%
EBITDA	27,442	30,325	-9.5%	83,409	90,819	-8.2%
% total revenues	40.3%	44.8%		41.1%	44.3%
EBIT	20,975	23,982	-12.5%	64,040	71,977	-11.0%
%	30.8%	35.4%		31.6%	35.1%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Mexico Operating Data (IFRS)
	3Q15	3Q14	Var.%
Wireless Subscribers (thousands)	72,994	70,474	3.6%
Postpaid	10,866	9,795	10.9%
Prepaid	62,128	60,679	2.4%
MOU	263	265	-1.0%
ARPU (MxP)	152	166	-8.6%
Churn (%)	3.9%	4.2%	(0.3)
Revenue Generating Units (RGUs) *	21,709	22,242	-2.4%
* Fixed Line and Broadband

Argentina, Paraguay and Uruguay

After adding 413 thousand clients in the third quarter we ended September with 22.1 million wireless subscribers. On the fixed line platform we had 579 thousand fixed RGUs.

Third quarter revenues, 7.2 billion Argentinean pesos, were 12.9% higher than in the prior year. Wireless service revenues rose 22.5% and equipment revenues declined 9.9%. Smartphone sales and data plans continued to drive mobile data revenues, up 33.5% year-on-year; they now account for 50.2% of our service revenues. Fixed line revenues of 440 million Argentinean pesos were up 5.2%.

EBITDA rose by 21.7% to 2.6 billion Argentinean pesos. The EBITDA margin stood at 35.3% of revenues, 2.5 percentage points more than a year before on the back of operational efficiencies.

We continued with the rollout of our 4G LTE network in the main cities to provide higher data speeds and a better connectivity experience for our clients.

INCOME STATEMENT (IFRS) - Argentina, Paraguay & Uruguay Millions of ARP
	3Q15	3Q14	Var.%	Jan - Sep 15	Jan - Sep 14	Var.%
Total Revenues	7,238	6,409	12.9%	20,703	17,380	19.1%
Total Service Revenues	5,790	4,802	20.6%	16,305	13,342	22.2%
Wireless Revenues	6,835	6,024	13.5%	19,517	16,295	19.8%
Service Revenues	5,382	4,395	22.5%	15,129	12,244	23.6%
Equipment Revenues	1,450	1,610	-9.9%	4,385	4,026	8.9%
Fixed Line and Other Revenues	440	418	5.2%	1,294	1,195	8.3%
EBITDA	2,555	2,099	21.7%	7,166	5,634	27.2%
% total revenues	35.3%	32.8%		34.6%	32.4%
EBIT	2,022	1,757	15.1%	5,718	4,658	22.8%
%	27.9%	27.4%		27.6%	26.8%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Argentina, Paraguay & Uruguay Operating Data (IFRS)
	3Q15	3Q14	Var.%
Wireless Subscribers (thousands)	22,075	22,004	0.3%
Postpaid	2,668	2,838	-6.0%
Prepaid	19,407	19,167	1.3%
MOU	116	139	-16.7%
ARPU (ARP)	82	67	23.2%
Churn (%)	1.7%	2.2%	(0.4)
Revenue Generating Units (RGUs) *	579	593	-2.4%
* Fixed Line, Broadband and PayTV.

Brazil

We added 181 thousand postpaid subscribers and disconnected 1.0 million prepaid subscribers in the third quarter to finish the period with 70.3 million subscribers, 16.1 million of which are postpaid clients.  Our postpaid subscriber base was up 6.0% year-on-year. On the fixed-line platform we increased our RGUs by 250 thousand clients to 36.8 million, 3.4% more than a year before.

Our revenues totaled 9.1 billion reais, with service revenues rising 1.7% year-on-year. The rate of growth of service revenues has exhibited a declining trend over the last quarter very much driven by the economic downturn in the country. Service revenue growth continued to be led by mobile data services, at 24%, with fixed-broadband revenues expanding 8.9% and PayTV revenues climbing 8.1% from the prior year. Voice revenues (fixed and mobile) stabilized in relation to service revenues, at approximately 34%.

Supported by a 2.6 point margin expansion, EBITDA rose 12.4%, as the EBITDA margin topped 27%. Year-to-date EBITDA totaled 7.3 billion reais; it was up 8.9% year-on-year. Several initiatives on cost reduction, the integration of the three entities operating in Brazil and the completion of several of the investment works that had been in process for some time are behind many of the EBITDA gains.

INCOME STATEMENT (IFRS) - Brazil Millions of BrL
	3Q15	3Q14	Var.%	Jan - Sep 15	Jan - Sep 14	Var.%
Total Revenues	9,064	8,947	1.3%	27,172	26,413	2.9%
Total Service Revenues	8,809	8,658	1.7%	26,253	25,425	3.3%
Wireless Revenues	2,930	3,030	-3.3%	9,022	9,188	-1.8%
Service Revenues	2,681	2,754	-2.6%	8,126	8,224	-1.2%
Equipment Revenues	249	278	-10.2%	896	955	-6.2%
Fixed Line and Other Revenues	6,134	5,917	3.7%	18,150	17,225	5.4%
EBITDA	2,461	2,190	12.4%	7,282	6,686	8.9%
% total revenues	27.1%	24.5%		26.8%	25.3%
EBIT	450	326	38.0%	1,351	1,286	5.1%
%	5.0%	3.6%		5.0%	4.9%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Brazil Operating Data (IFRS)
	3Q15	3Q14	Var.%
Wireless Subscribers (thousands)	70,353	69,636	1.0%
Postpaid	16,137	15,221	6.0%
Prepaid	54,216	54,415	-0.4%
MOU	97	122	-20.2%
ARPU (BrL)	13	15	-14.6%
Churn (%)	3.5%	3.3%	0.2
Revenue Generating Units (RGUs) *	36,766	35,564	3.4%
* Fixed Line, Broadband and Television

Chile

After adding 147 thousand wireless subscribers in the third quarter, our base reached 6.2 million subs at the end of September, 8.4% more than in the prior year. On the fixed platform we had 1.2 million RGUs.

Total revenues remained practically unchanged at 185.5 billion Chilean pesos, with service revenues increasing 2.3% year-on-year on the back of fixed data revenues that expanded 28.7% and wireless data revenues, up 13.5%. Voice revenues fell on both platforms and now represent approximately 41% of service revenues, down from 50% 18 months before. It is noteworthy that the annual comparison of wireless revenues is affected by regulatory changes implemented in the last quarter of 2014 related to the way we account for voice and data revenues from postpaid contracts.

EBITDA declined 23.8% from the prior year to 11.2 billion Chilean pesos, and was equivalent to 6.0% of revenues.

In the third quarter we were handed 20MHz of spectrum in the 700MHz frequency that we won in an auction in February 2014 to continue with our 4G LTE rollout.

INCOME STATEMENT (IFRS) - Chile Millions of ChPL
	3Q15	3Q14	Var.%	Jan - Sep 15	Jan - Sep 14	Var.%
Total Revenues	185,461	185,430	0.0%	555,841	543,902	2.2%
Total Service Revenues	163,817	160,146	2.3%	483,038	480,193	0.6%
Wireless Revenues	122,797	126,952	-3.3%	370,767	369,675	0.3%
Service Revenues	101,136	101,761	-0.6%	298,206	306,297	-2.6%
Equipment Revenues	21,644	25,284	-14.4%	72,803	63,708	14.3%
Fixed Line and Other Revenues	68,041	62,391	9.1%	200,547	182,653	9.8%
EBITDA	11,197	14,701	-23.8%	32,304	39,489	-18.2%
% total revenues	6.0%	7.9%		5.8%	7.3%
EBIT	-41,346	-30,380	-36.1%	-122,395	-99,447	-23.1%
%	-22.3%	-16.4%		-22.0%	-18.3%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Chile Operating Data (IFRS)
	3Q15	3Q14	Var.%
Wireless Subscribers (thousands)	6,152	5,677	8.4%
Postpaid	1,422	1,353	5.1%
Prepaid	4,730	4,323	9.4%
MOU	149	171	-12.8%
ARPU (ChP)	5,617	4,899	14.7%
Churn (%)	5.3%	5.6%	(0.4)
Revenue Generating Units (RGUs) *	1,232	1,236	-0.3%
* Fixed Line, Broadband and Television

Colombia

We finished the quarter with 28.9 million wireless subscribers after net disconnections of 439 thousand subs in the period, all of which were prepaid clients. In the contract segment we had a slight increase of our client base, which reached 5.8 million subs. On the fixed platform RGUs were up 10.2% year-on-year to 5.7 million, of which 1.9 million are broadband accesses, up 17.0% annually; 1.5 million are landlines, 14.5% more than a year before; and 2.2 million are PayTV units, 2.5% more than in 2014.

Total revenues of 2.8 billion Colombian pesos were 1.7% greater than in the year-earlier quarter, although service revenues declined 4.2%. Every business line other than wireless voice is posting double-digit revenue growth. On the fixed line platform data revenues rose 22.8% followed by PayTV revenues that expanded 15.8% and fixed-voice revenues that were up 12.8%. On the mobile platform data revenues rose 10.6% in a market with tight smartphone penetration but voice revenues fell as a result of more competition and as subscribers migrated to lower-priced plans in light of the economic downturn.

EBITDA was 2.7% lower than a year before at 1.1 trillion Colombian pesos. The EBITDA margin stood at 38.2% of revenues, slightly lower than in the precedent quarter but 1.7 percentage points lower than a year before.

INCOME STATEMENT (IFRS) - Colombia Billions of COP
	3Q15	3Q14	Var.%	Jan - Sep 15	Jan - Sep 14	Var.%
Total Revenues	2,810	2,763	1.7%	8,461	8,341	1.4%
Total Service Revenues	2,265	2,365	-4.2%	6,850	7,125	-3.8%
Wireless Revenues	2,143	2,171	-1.3%	6,524	6,604	-1.2%
Service Revenues	1,593	1,761	-9.5%	4,879	5,354	-8.9%
Equipment Revenues	540	398	35.5%	1,606	1,217	32.0%
Fixed Line and Other Revenues	686	596	15.2%	1,984	1,739	14.1%
EBITDA	1,073	1,103	-2.7%	3,275	3,367	-2.7%
% total revenues	38.2%	39.9%		38.7%	40.4%
EBIT	672	746	-10.0%	2,105	2,304	-8.7%
%	23.9%	27.0%		24.9%	27.6%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Colombia Operating Data (IFRS)
	3Q15	3Q14	Var.%
Wireless Subscribers* (thousands)	28,931	29,291	-1.2%
Postpaid	5,827	5,815	0.2%
Prepaid	23,104	23,475	-1.6%
MOU	207	224	-7.3%
ARPU (COP)	18,087	20,038	-9.7%
Churn (%)	4.5%	3.8%	0.7
Revenue Generating Units (RGUs)**	5,719	5,188	10.2%

*Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).** Fixed Line, Broadband and Television

** Fixed Line, Broadband and Television

Ecuador

Our subscriber base was down 24.5% over the year to 9.3 million subs following a clean-up of 650 thousand prepaid subscribers that were not generating traffic. Our postpaid base increased 3.9% relative to the prior year and reached 2.5 million contract lines. On the fixed platform we ended the quarter with 374 thousand RGUs, 11.4% more than a year before.

The quarter’s revenues were down 7.7% to 396 million dollars, with service revenues falling 9.0% relative to the year-earlier quarter. Wireless voice revenues came down 12.7% as a consequence of promotions that resulted in a sharp decline in voice prices of almost 30% in annual terms, as the economic downturn in the country has sharply curtailed consumer spending. Mobile data revenues fell 5.8% while fixed-line revenues were 0.8% lower as fixed data and PayTV revenues failed to compensate for the decline in fixed voice revenues.

The quarter’s EBITDA came in at 115 million dollars, a contraction of 43.4% year-on-year mostly to do with the booking of a new tax levied on wireless service revenues that amounted to 40 million dollars for the period February-August and was all booked in the quarter. (The tax rate is a function of market share and we are currently obliged to pay 5% of service revenues.) The EBITDA decline also reflected a more competitive environment in the midst of an economic recession that brought about revenue declines and also higher subscriber acquisition costs. The EBITDA margin was equivalent to 29.0% of revenues.

We launched a 4GLTE network in the main cities in Ecuador. The new platform will allow us to be much more competitive in terms of quality and speeds for data.

INCOME STATEMENT (IFRS) - Ecuador Millions of Dollars
	3Q15	3Q14	Var.%	Jan - Sep 15	Jan - Sep 14	Var.%
Total Revenues	396	429	-7.7%	1,212	1,289	-5.9%
Total Service Revenues	348	382	-9.0%	1,064	1,139	-6.5%
Wireless Revenues	383	416	-7.9%	1,172	1,249	-6.1%
Service Revenues	335	369	-9.3%	1,026	1,101	-6.7%
Equipment Revenues	48	47	3.4%	146	149	-1.7%
Fixed Line and Other Revenues	16	16	-0.8%	48	47	2.4%
EBITDA	115	203	-43.4%	463	594	-21.9%
% total revenues	29.0%	47.2%		38.2%	46.1%
EBIT	64	154	-58.6%	311	447	-30.5%
%	16.1%	35.9%		25.6%	34.7%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Ecuador Operating Data (IFRS)
	3Q15	3Q14	Var.%
Wireless Subscribers (thousands)	9,273	12,280	-24.5%
Postpaid	2,513	2,418	3.9%
Prepaid	6,759	9,862	-31.5%
MOU	187	144	29.9%
ARPU (US$)	12	10	15.8%
Churn (%)	5.9%	2.6%	3.3
Revenue Generating Units (RGUs) *	374	336	11.4%
* Fixed Line, Broadband and Television

Peru

During the third quarter we had 72 thousand net disconnections on the prepaid platform and 56 thousand net additions in the postpaid one, ending the period with 12.4 million wireless subscribers. Our postpaid base was up 5.2% from the year-earlier quarter. In addition to our wireless clients we had 1.3 million fixed-RGUs, 12.0% more than a year before.

Third quarter revenues, up 0.4% year-on-year, totaled 1.3 billion soles with service revenues practically flat. Data revenues increased 17.6% on the wireless platform having accelerated from the prior two quarters, with fixed-data revenues expanding 19.5% (from a lower base) and PayTV revenues 9.9%. Wireless voice revenues fell 12.4%: aggressive airtime promotions and a 63% cut in termination rates effective April 1st brought down the average price per minute of voice by 22.0% year-on-year. Although they have declined somewhat, voice revenues (fixed and mobile) still represent approximately 55% of service revenues.

EBITDA came in at 353 million soles. It was down 26.9% relative to the prior year but up 7.5% sequentially. EBITDA has been hit by the mobile termination rate cut, by the competitive dynamics that led to higher subscriber acquisition and retention costs and by the depeciation of the peruvian sol versus the US dollar.

INCOME STATEMENT (IFRS) - Peru Millions of Soles
	3Q15	3Q14	Var.%	Jan - Sep 15	Jan - Sep 14	Var.%
Total Revenues	1,338	1,332	0.4%	3,992	3,887	2.7%
Total Service Revenues	1,146	1,147	-0.1%	3,479	3,384	2.8%
Wireless Revenues	1,138	1,152	-1.2%	3,408	3,368	1.2%
Service Revenues	938	961	-2.5%	2,877	2,853	0.8%
Equipment Revenues	190	183	4.0%	507	495	2.4%
Fixed Line and Other Revenues	200	180	10.9%	584	520	12.3%
EBITDA	353	483	-26.9%	1,081	1,457	-25.8%
% total revenues	26.4%	36.3%		27.1%	37.5%
EBIT	192	330	-41.7%	616	1,005	-38.7%
%	14.4%	24.8%		15.4%	25.8%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Peru Operating Data (IFRS)
	3Q15	3Q14	Var.%
Wireless Subscribers (thousands)	12,354	12,338	0.1%
Postpaid	3,990	3,795	5.2%
Prepaid	8,363	8,543	-2.1%
MOU	163	145	12.3%
ARPU (Sol)	25	26	-3.3%
Churn (%)	4.6%	4.4%	0.2
Revenue Generating Units (RGUs) *	1,343	1,199	12.0%
* Fixed Line, Broadband and Television

Central America

Our operations in the Central American block ended the quarter with 15.1 million wireless subscribers after net additions of 400 thousand subs—a fifth of which were postpaid— that brought about an annual increase of 5.7% of our wireless base. On the fixed platform we had 4.9 million RGUs, 7.1% more than a year before, having added 89 thousand new fixed RGUs in the quarter including 70 thousand broadband accesses.

Total revenues were up 8.3% year-on-year to 548 million dollars. Wireless voice is the main driver of growth, with an annual increase of 15.2%, followed by wireless data at 5.9%, while PayTV and wireline data were up 5.4% and 5.3% respectively.

The quarter’s EBITDA, 182 million dollars continued with its double-digit growth increasing 14.1% on an annual basis, and the EBITDA margin was up 1.7 percentage points to 33.3%.

INCOME STATEMENT (IFRS) - Central America Millions of Dollars
	3Q15	3Q14	Var.%	Jan - Sep 15	Jan - Sep 14	Var.%
Total Revenues	548	506	8.3%	1,609	1,488	8.2%
Total Service Revenues	513	478	7.3%	1,512	1,405	7.6%
Wireless Revenues	368	326	12.8%	1,072	958	11.9%
Service Revenues	332	298	11.3%	972	875	11.2%
Equipment Revenues	35	27	26.8%	96	82	17.6%
Fixed Line and Other Revenues	182	182	0.4%	545	536	1.7%
EBITDA	182	160	14.1%	538	459	17.3%
% total revenues	33.3%	31.6%		33.4%	30.8%
EBIT	25	-5	n.m.	82	-19	n.m.
%	4.6%	-1.0%		5.1%	-1.3%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

n.m. Not meaningful

Central America Operating Data (IFRS)
	3Q15	3Q14	Var.%
Wireless Subscribers (thousands)	15,120	14,309	5.7%
Postpaid	2,144	1,843	16.3%
Prepaid	12,975	12,466	4.1%
MOU	187	186	0.3%
ARPU (US$)	8	7	6.8%
Churn (%)	5.7%	5.7%	(0.1)
Revenue Generating Units (RGUs) *	4,851	4,528	7.1%
* Fixed Line, Broadband and Television

Caribbean

We ended September with 5.2 million wireless subs, an increase of 4.1% compared to the prior year. Although from a small base, our postpaid segment increased 8.0% annually, while the prepaid one was up 2.5%. On the fixed platform, we had net additions of 45 thousand RGUs in the quarter, with PayTV representing almost half of them and growing 24.2% year over year.

Third quarter revenues of 464 million dollars were down 3.8% year-on-year. On the wireless segment, revenues decreased 6.5% mostly due to a lower consumption in the voice side, while increasing data consumption at a lower cost. Fixed line revenues remained almost flat compared to the year before, stood at 215 million dollars.

EBITDA was down 27.2% to 134 million dollars, due to one-offs in Puerto Rico, while the increase in Dominican Republic was not enough to offset the decline.

INCOME STATEMENT (IFRS) - Caribbean Millions of Dollars
	3Q15	3Q14	Var.%	Jan - Sep 15	Jan - Sep 14	Var.%
Total Revenues	464	482	-3.8%	1,401	1,454	-3.6%
Total Service Revenues	440	462	-4.7%	1,333	1,390	-4.1%
Wireless Revenues	249	266	-6.5%	763	802	-4.9%
Service Revenues	230	251	-8.2%	710	756	-6.2%
Equipment Revenues	19	16	21.2%	55	48	14.7%
Fixed Line and Other Revenues	215	216	-0.5%	638	651	-2.0%
EBITDA	134	183	-27.2%	436	537	-18.7%
% total revenues	28.8%	38.1%		31.1%	36.9%
EBIT	51	90	-44.0%	186	259	-28.3%
%	10.9%	18.7%		13.3%	17.8%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Caribbean Operating Data (IFRS)
	3Q15	3Q14	Var.%
Wireless Subscribers (thousands)	5,225	5,018	4.1%
Postpaid	1,630	1,509	8.0%
Prepaid	3,596	3,509	2.5%
MOU	288	289	-0.3%
ARPU (US$)	15	15	-0.1%
Churn (%)	3.5%	8.2%	(0.6)
Revenue Generating Units (RGUs) *	2,471	2,317	6.7%
* Fixed Line, Broadband and Television

United States

Tracfone ended September with 25.7 million clients, slightly less, 0.7%, than a year before. Our brands StaightTalk, SafeLink and our new brand Total Wireless have shown solid growth whereas our legacy brands registered client disconnections.

The quarter’s revenues, 1.7 billion dollars were down 0.2% with service revenues practically flat year-on-year. Our EBITDA came in at 105 million dollars having dropped 33.1% relative to the year before as a result of higher subscriber acquisition and retention costs in what has been a more competitive environment.

INCOME STATEMENT (IFRS) - United States Millions of Dollars
	3Q15	3Q14	Var.%	Jan - Sep 15	Jan - Sep 14	Var.%
Total Revenues	1,722	1,726	-0.2%	5,228	5,096	2.6%
Service Revenues	1,566	1,567	-0.1%	4,720	4,609	2.4%
Equipment Revenues	156	158	-1.6%	508	487	4.2%
EBITDA	105	157	-33.1%	516	583	-11.5%
% total revenues	6.1%	9.1%		9.9%	11.4%
EBIT	94	149	-36.7%	482	558	-13.5%
%	5.5%	8.6%		9.2%	10.9%

United States Operating Data (IFRS)
	3Q15	3Q14	Var.%
Wireless Subscribers (thousands)	25,726	25,904	-0.7%
MOU	508	540	-6.1%
ARPU (US$)	20	20	-0.3%
Churn (%)	4.1%	4.0%	0.1

Telekom Austria Group

We finished September with 20.2 million wireless clients, an annual increase of 1.4% stemming from Bulgaria and Serbia. Our postpaid division expanded 2.7% in an annual basis to 14.3 million contract clients. As regards fixed line, we had 4.8 million RGUs, 9.2% more than a year before. This figure includes 68 thousand RGUs that were added with the acquisition of Amis in Slovenia. The organic growth rate of our fixed segment was 7.8% year on year showing solid growth in Austria, Bulgaria and Croatia.

The quarter’s revenues topped one billion euros; at constant exchange rates they were slightly lower, -0.2%, than in the precedent year. The decline in revenues is linked, for the most part, to stronger competition in Bulgaria and termination rate cuts in Croatia. On the other hand, in Austria, revenues increased 1.6% relative to last year’s quarter mostly on account of higher equipment sales.

EBITDA declined 2.6% year-on-year at constant exchange rates to 379 million euros. Moreover, excluding the effect of one-offs from the merger in Lichtenstein, EBITDA would have risen 4.1%. EBITDA from our Austrian operation was up 9.1% in annual terms as a result of revenue growth as well as strict cost controls. The EBITDA margin was equivalent to 36.6% of revenues.

INCOME STATEMENT (IFRS) - Telekom Austria Group Millions of Euros
	3Q15	3Q14	Var.%	Jan - Sep 15	Jan - Sep 14	Var.%
Total Revenues	1,035	1,102	-6.1%	3,038	3,079	-1.3%
Wireless Revenues	679	730	-7.1%	1,990	2,062	-3.5%
Service Revenues	571	603	-5.4%	1,669	1,759	-5.1%
Equipment Revenues	85	89	-4.4%	233	226	3.1%
Fixed Line and Other Revenues	356	371	-4.2%	1,048	1,017	3.1%
EBITDA	379	409	-7.5%	1,035	1,022	1.3%
% total revenues	36.6%	37.1%		34.1%	33.2%
EBIT	189	200	-5.4%	450	37	n.m.
%	18.3%	18.2%		14.8%	1.2%
n.m. Not meaningful

Telekom Austria Group Operating Data (IFRS)
	3Q15	3Q14	Var.%
Wireless Subscribers (thousands)	20,192	19,903	1.4%
Postpaid	14,347	13,963	2.7%
Prepaid	5,845	5,940	-1.6%
MOU	300	300	-0.1%
ARPU (Euros)	9	10	-2.6%
Churn (%)	1.7%	1.9%	(0.2)
Revenue Generating Units (RGUs) *	4,769	4,369	9.2%
* Fixed Line, Broadband and Television

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.
ARPM	Average Revenue per Minute. The ratio of service revenues to airtime traffic.
Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.
Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.
EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.
EBIT margin	The ratio of EBIT to total operating revenue.
EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.
EBITDA margin	The ratio of EBITDA to total operating revenue.
EPS (Mexican pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.
Earnings per ADR (US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.
Equity subscribers	Subscribers weighted by the economic interest held in each company.
GPRS	General Packet Radio Service. Enables GSM networks to offer higher capacity, Internet-based-content and packet-based data services. It is a second generation technology.
Gross additions	Total number of subscribers acquired during the period.
Licensed pops	Licensed population. Population covered by the licenses that each of the companies manage.
LTE	Long-term evolution is a 4th generation standard for wireless communication of high-speed data for mobile phones and data terminals.
Market share	A company’s subscriber base divided by the total number of subscribers in that country.
MOU	Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.
Net subscriber additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.
Net debt	Total short and long term debt minus cash and marketable securities.
Net debt / EBITDA	The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.
Prepaid	Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.
Postpaid	Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.
SMS	Short Message Service.
SAC

Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.

Exchange Rates Local Currency Units per USD
	3Q15	2Q15	Var.%	3Q14	Var.%	Jan - Sep 15	Jan - Sep 14	Var.%
Mexico
EoP	17.01	15.57	9.2%	13.45	26.4%	17.01	13.45	26.4%
Average	16.41	15.31	7.1%	13.10	25.2%	15.55	13.12	18.6%
Brazil
EoP	3.97	3.10	28.1%	2.45	62.1%	3.97	2.45	62.1%
Average	3.54	3.07	15.2%	2.28	55.5%	3.16	2.29	38.0%
Argentina
EoP	9.42	9.09	3.7%	8.43	11.8%	9.42	8.43	11.8%
Average	9.25	8.95	3.3%	8.30	11.5%	8.96	7.99	12.2%
Chile
EoP	699	639	9.3%	599	16.6%	699	599	16.6%
Average	676	618	9.4%	577	17.2%	639	561	14.0%
Colombia
EoP	3,122	2,585	20.8%	2,028	53.9%	3,122	2,028	53.9%
Average	2,938	2,500	17.5%	1,910	53.9%	2,635	1,943	35.6%
Guatemala
EoP	7.68	7.62	0.7%	7.67	0.1%	7.68	7.67	0.1%
Average	7.66	7.68	-0.2%	7.77	-1.3%	7.66	7.77	-1.4%
Honduras
EoP	22.14	22.06	0.4%	21.39	3.5%	22.14	21.39	3.5%
Average	22.10	22.09	0.1%	21.21	4.2%	22.03	21.00	4.9%
Nicaragua
EoP	27.59	27.25	1.2%	26.27	5.0%	27.59	26.27	5.0%
Average	27.42	27.08	1.2%	26.11	5.0%	27.09	25.80	5.0%
Costa Rica
EoP	541	541	0.0%	546	-0.8%	541	546	-0.8%
Average	541	540	0.2%	545	-0.7%	541	545	-0.8%
Peru
EoP	3.22	3.18	1.4%	2.89	11.4%	3.22	2.89	11.4%
Average	3.21	3.14	2.2%	2.82	13.8%	3.14	2.81	11.8%
Paraguay
EoP	5,636	5,184	8.7%	4,474	26.0%	5,636	4,474	26.0%
Average	5,306	5,051	5.1%	4,286	23.8%	5,037	4,410	14.2%
Uruguay
EoP	29.13	27.07	7.6%	24.70	17.9%	29.13	24.70	17.9%
Average	28.35	26.59	6.6%	23.69	19.7%	26.57	22.94	15.8%
Dominican Republic
EoP	45.36	44.98	0.8%	43.87	3.4%	45.36	43.87	3.4%
Average	45.19	44.88	0.7%	43.68	3.4%	44.95	43.40	3.6%
Austria & CEE
EoP	0.89	0.90	-0.3%	0.79	13.0%	0.89	0.79	13.0%
Average	0.90	0.90	-0.5%	0.75	19.0%	0.90	0.74	21.5%

	3Q15	2Q15	Var.%	3Q14	Var.%	Jan - Sep 15	Jan - Sep 14	Var.%
USA
EoP	0.06	0.06	-8.5%	0.07	-20.9%	0.06	0.07	-20.9%
Average	0.06	0.07	-6.7%	0.08	-20.1%	0.06	0.08	-15.7%
Brazil
EoP	0.23	0.20	17.2%	0.18	28.2%	0.23	0.18	28.2%
Average	0.22	0.20	7.5%	0.17	24.2%	0.20	0.17	16.4%
Argentina
EoP	0.55	0.58	-5.1%	0.63	-11.6%	0.55	0.63	-11.6%
Average	0.56	0.58	-3.6%	0.63	-11.0%	0.58	0.61	-5.4%
Chile
EoP	41.1	41.0	0.1%	44.5	-7.8%	41.1	44.5	-7.8%
Average	41.2	40.4	2.1%	44.0	-6.4%	41.1	42.8	-3.8%
Colombia
EoP	183.6	166.1	10.5%	150.8	21.8%	183.6	150.8	21.8%
Average	179.1	163.3	9.7%	145.7	22.9%	169.4	148.1	14.4%
Guatemala
EoP	0.45	0.49	-7.9%	0.57	-20.8%	0.45	0.57	-20.8%
Average	0.47	0.50	-6.8%	0.59	-21.2%	0.49	0.59	-16.9%
Honduras
EoP	1.30	1.42	-8.1%	1.59	-18.1%	1.30	1.59	-18.1%
Average	1.35	1.44	-6.6%	1.62	-16.8%	1.42	1.60	-11.6%
Nicaragua
EoP	1.62	1.75	-7.3%	1.95	-16.9%	1.62	1.95	-16.9%
Average	1.67	1.77	-5.5%	1.99	-16.1%	1.74	1.97	-11.4%
Costa Rica
EoP	31.81	34.75	-8.5%	40.55	-21.5%	31.81	40.55	-21.5%
Average	32.96	35.23	-6.4%	41.57	-20.7%	34.77	41.57	-16.3%
Peru
EoP	0.19	0.20	-7.2%	0.21	-11.8%	0.19	0.21	-11.8%
Average	0.20	0.21	-4.6%	0.22	-9.1%	0.20	0.21	-5.7%
Paraguay
EoP	331.4	333.0	-0.5%	332.5	-0.3%	331.4	332.5	-0.3%
Average	323.4	329.8	-1.9%	327.1	-1.1%	323.9	336.3	-3.7%
Uruguay
EoP	1.71	1.74	-1.5%	1.84	-6.7%	1.71	1.84	-6.7%
Average	1.73	1.74	-0.5%	1.81	-4.4%	1.71	1.75	-2.3%
Dominican Republic
EoP	2.67	2.89	-7.7%	3.26	-18.2%	2.67	3.26	-18.2%
Average	2.75	2.93	-6.0%	3.33	-17.4%	2.89	3.31	-12.7%

For further information please visit our website at: www.americamovil.com

América Móvil, S.A.B. de C.V. (the “Company”) quarterly reports and all other written materials may from time to time contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like “believe”, “anticipate”, “expect”, “envisages”, “will likely result”, or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this document or for any consequential, special or similar damages

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 20, 2015

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos José García Moreno Elizondo
Name: Title:	Carlos José García Moreno Elizondo Chief Financial Officer